Exhibit 99.1

FERRARI N.V.: COMPLETION OF THE THIRD TRANCHE OF THE MULTI-YEAR SHARE REPURCHASE PROGRAM

Maranello (Italy), October 23, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on June 27, 2023, as the third tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Third Tranche”), the additional common shares - reported in aggregate form, on a daily basis on the New York Stock Exchange (NYSE) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)
18/10/2023	NYSE	8,222	304.0275	2,499,714.11	2,366,033.23
19/10/2023	NYSE	9,735	302.1467	2,941,398.12	2,785,942.53
Total	—	17,957	303.0079	5,441,112.23	5,151,975.76

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

With the purchases described above the Company has completed the Third Tranche of the Program.

The total consideration for such Third Tranche of the Program was:
•Euro 129,999,723.00 for No. 457,570 common shares purchased on the EXM
•USD 75,906,916.58 (Euro 69,999,782.62*) for No. 245,066 common shares purchased on the NYSE.

As of October 20, 2023, the Company held in treasury No. 13,258,742 common shares equal to 5.16% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until October 20, 2023, the Company has purchased a total of 2,334,284 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 559,196,761.15.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
2